UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 11, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 11 November 2025 entitled ‘€500 Million Share Buyback Programme to Commence’.

11 NOVEMBER 2025

€500 MILLION SHARE BUYBACK PROGRAMME TO COMMENCE

Vodafone Group Plc ("Vodafone") today announces that it will commence a share repurchase programme of ordinary shares in the share capital of Vodafone of US$0.20 20⁄21 each (the "Ordinary Shares") up to a maximum consideration of €500 million (the "Programme").

Vodafone announces that it has given a non-discretionary instruction to Merrill Lynch International ("MLI") in relation to the purchase by MLI, acting as riskless principal during the period commencing on 11 November 2025 and ending no later than 4 February 2026, of Ordinary Shares for a target expense amount of no greater than €500 million and the simultaneous on-sale of such Ordinary Shares by MLI to Vodafone.

Any purchase of Ordinary Shares done in relation to this announcement will be carried out on the London Stock Exchange and Multilateral Trading Facilities, as defined by the Directive 2014/65/EU on markets in financial instruments (including the delegated and implementing acts adopted under it) as implemented, retained, amended, extended, re-enacted or otherwise given effect in the United Kingdom from 1 January 2021 and as amended or supplemented in the United Kingdom thereafter, and executed in accordance with the UK Listing Rules and Vodafone's general authority to make market purchases of Ordinary Shares granted by shareholders at the 2025 Annual General Meeting ("2025 AGM") pursuant to which the Company is authorised to repurchase up to 3,715,558,736 Ordinary Shares. The sole purpose of the Programme is to reduce share capital. Ordinary Shares acquired by MLI will be subsequently repurchased by Vodafone, held as treasury shares and then either cancelled or allocated to employee share awards as they fall due.

The Ordinary Shares will be purchased in accordance with the price and volume conditions set out in the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programmes and stabilisation measures as implemented, retained, amended, extended, re-enacted or otherwise given effect in the United Kingdom from 1 January 2021 and as amended or supplemented in the United Kingdom thereafter.

Details of the authority granted at the 2025 AGM can be found within the 2025 Notice of Meeting on our website.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company.
We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.
From the seabed to the stars, Vodafone's purpose is to keep everyone connected.
For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 11, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary
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